PROSPECTUS SUPPLEMENT (To Prospectus dated July 30, 2012)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-182497

Satélites Mexicanos, S.A. de C.V.

Offer to Exchange

9.50% Senior Secured Notes due 2017

for a Like Principal Amount of

New 9.50% Senior Secured Notes due 2017

Fully and unconditionally, jointly and severally, guaranteed by Alterna’TV

Corporation and Alterna’TV International Corporation

We are extending our offer to exchange up to $35,000,000 aggregate principal amount of 9.50% Senior Secured Notes due 2017 that we previously issued in a private placement (the “New Notes”) on April 9, 2012 for a like principal amount of new registered exchange notes due 2017 (the “Exchange Notes”).

The exchange offer was originally scheduled to expire at 5:00 p.m., New York City time, on August 30, 2012, but the expiration date for the exchange offer has now been extended to 5:00 p.m., New York City time, on September 28, 2012, unless further extended. Holders that have validly tendered their original notes in the exchange offer do not need to take further action. Holders that have not validly tendered their original notes but wish to accept the exchange offer must complete all actions required to validly tender their original notes no later than the expiration date, as extended.

The information set forth in this prospectus supplement is incomplete and should be read in conjunction with the information contained in the prospectus dated July 30, 2012.

Except for the extension of the expiration date, no terms of the exchange offer have been changed.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

August 29, 2012